Exhibit 99.8

NEXGEN ENERGY LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended

June 30, 2016

Dated August 11, 2016

NEXGEN ENERGY LTD.

For the three and six months ended June 30, 2016

GENERAL

This management’s discussion and analysis (“MD&A”) is management’s interpretation of the results and financial condition of NexGen Energy Ltd. (“NexGen” or the “Company”) for the three and six months ended June 30, 2016 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements as at and for the three and six months ended June 30, 2016 and the notes thereto (together, the “Interim Financial Statements”) and other corporate filings including NexGen’s annual information form for the year ended December 31, 2015 (the “AIF”) dated April 13, 2016, all of which is available under the Company’s profile on SEDAR at www.sedar.com. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This MD&A contains forward-looking information. Please see the section, “Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

Financial Statements

Management is responsible for the Interim Financial Statements referred to in this MD&A. The Audit Committee of the Company’s Board of Directors has been delegated the responsibility to review and approve the Interim Financial Statements and MD&A.

The Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with NexGen’s audited financial statements for the year ended December 31, 2015 (the “Annual Financial Statements”), which have also been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Based on the nature of the Company’s activities, both presentation and functional currency is Canadian dollars.

The Company’s Interim Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the key assumptions, parameters and methods used to estimate the mineral resource set forth below please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

OVERALL PERFORMANCE

Background

NexGen Energy Ltd. was incorporated pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”) on March 8, 2011 as “Clermont Capital Inc.”, a capital pool company within the meaning of Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange (the “TSX-V”). On April 19, 2013, the Company completed its “qualifying transaction” and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.”.

NEXGEN ENERGY LTD.

For the three and six months ended June 30, 2016

NexGen is a Canadian based uranium exploration company engaged in the exploration of its portfolio of early stage uranium exploration properties located in the Province of Saskatchewan, Canada. NexGen’s principal asset is its 100% interest in the Rook 1 project, an exploration project in the Athabasca Basin, Saskatchewan (the “Rook 1 Project”).

The Rook 1 Project is located in the southwest Athabasca Basin, Saskatchewan, Canada. It is also the location of the Company’s Arrow discovery in February 2014 and the Company’s more recent Bow discovery in March 201. The Rook 1 Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

NexGen also holds an interest in a portfolio of early stage exploration projects elsewhere in the Athabasca Basin.

The Company is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec. The Company’s common shares also trade on the OTCQX Best Market under the symbol “NXGEF”.

In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”).

Exploration

In January 2016, the Company commenced a 30,000 metre winter drill program, using six drill rigs. This 2016 winter drill program was designed to: (i) delineate the higher grade A2 sub-zone, (ii) drill test extensions of the A2 and A3 high-grade shears further southwest; and (iii) test for flat lying mineralization, all at the Arrow zone. This 2016 winter drill program also included step-out drilling along strike from the Arrow zone and exploration of the Bow discovery.

On March 3, 2016, the Company announced the following maiden inferred mineral resource estimate on the Rook 1 Project having an effective date of January 14, 2016:

Structure	Tonnage (tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lbs)
A1	380,000	0.50	4,200,000
A2	1,480,000	0.85	27,600,000
A2 High Grade	410,000	13.26	120,500,000
A3	1,130,000	1.90	47,300,000
A4	80,000	1.35	2,300,000

Total	3,480,000	2.63	201,900,000

Notes:

1.	CIM Definition Standards were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$65 per lb U3O8 and estimated costs.
3.	A minimum mining width of 2.0 metres was used.
4.	Numbers may not add due to rounding.

On April 4, 2016, the Company announced that the 2016 winter drill program would be expanded by an additional 7,500 metres using three drill rigs. This 2016 spring drilling program focused on the 180 metre southwest extension of Arrow resulting from the initial 2016 winter drill program and infilling the A2 high grade domain (including the higher grade A2 sub-zone). In April 2016, the Company was also issued a permit to construct an all-season access road from Provincial Highway 955 to the Rook 1 Project.

Drilling 1.3 kilometres northeast of the Arrow deposit (in an area called Cannon) as part of the 2016 spring drilling program, intersected anomalous radioactivity as confirmed by a RS-125 spectrometer. In addition, drilling in the area 180 metres southwest of Arrow intersected significant off-scale radio-activity associated with extensive visible uranium mineralization.

The spring drill program completed on June 25, 2016 with a total of 90 holes having been drilled as part of the combined 2016 winter and spring drilling program.

NEXGEN ENERGY LTD.

For the three and six months ended June 30, 2016

On June 26, 2016, the Company commenced a 35,000 metre summer drill program, using seven rigs. The objective of the 2016 summer drill program is to: (i) delineate new areas of mineralization and continue infill drilling to advance the inferred resource estimate into the indicated category at the Arrow deposit, (ii) step-out drill 180 metres to the southwest of Arrow, and (iii) drill several high-potential target areas on the Patterson conductor corridor.

Corporate

On June 10, 2016 the Company completed a private placement of US$60 million in aggregate principal amount of unsecured convertible debentures (the “Financing” and the “Debentures”) to CEF Holdings Limited and/or affiliates of its shareholders (“CEF”). The Debentures mature on June 11, 2021 (the “Maturity Date”).

The Debentures have a term of five years and bear interest at a rate of 7.5% per annum, payable semi-annually in arrears, with 5% of such interest payable in cash and the remaining 2.5% payable in common shares of the Company, such shares to be issued at a price per share equal to the 20-day volume-weighted average trading price calculated in US dollars (the “20-day VWAP”) prior to the date each such interest payment is due.

The Debentures are convertible at the holder’s option, in whole or in part, into Common Shares of the Company at a conversion price of US$2.3261 per common share (the “Conversion Price”). The Company may redeem the Debentures in whole or in part on or after June 10, 2019 and prior to the Maturity Date at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date, provided the 20-day VWAP of the common shares for the period ending on the date immediately prior to the date the redemption notice is given exceeds 130% of the Conversion Price.

An establishment fee of 1,005,586 common shares of the Company, calculated as 3% of the aggregate principal amount of the Debentures at a deemed price of US$1.79 per share (based on the 20-day VWAP prior to the announcement of the Financing) was paid to CEF in connection with the Financing.

Upon completion of a change of control (which includes in the case of the holders right to redeem the Debentures, a change in the Chief Executive Officer of the Company), the holders of the Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Debentures in cash at: (i) on or prior to June 10, 2019, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the holders of the Debentures to convert the Debentures into Common Shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

A “change of control” of the Company is defined as consisting of: (a) the acquisition by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company’s outstanding Common Shares; (b) the consolidation or merger of the Company with or into another entity as a result of which the holders of the Common Shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; or (c) the sale, assignment, transfer or other disposition of all or substantially all of the properties or assets of the Company to another entity in which the holders of the Common Shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the other entity following such transaction.

Until the Maturity Date, the Debentures may not be converted and the holders of the Debentures may not tender any Common Shares of the Company held by them, in the event of an unsolicited take-over bid that is a change of control transaction until certain conditions are met including that the Board recommend the proposed change of control transaction or the bidder takes-up and pays for such number of Common Shares that it holds 66 2/3% of the outstanding common shares on a fully-diluted basis.

As of July 15, 2016 the Company’s common shares were delisted from the TSX Venture Exchange and commenced trading on the TSX.

NEXGEN ENERGY LTD.

For the three and six months ended June 30, 2016

Effective June 16, 2016, NexGen transferred certain of its exploration assets to the Subsidiaries (other than NXE Energy Royalty Ltd.) in exchange for common shares in the capital of those Subsidiaries. Subsequent to the transfer and during the period ended June 30, 2016, IsoEnergy Ltd. (“Iso”) completed a non-brokered private placement of common shares. As of June 30, 2016 NexGen held 90.5% of Iso’s outstanding common shares.

On August 4 and 5, 2016, Iso completed the third and final tranche of its non-brokered private placement and a brokered private placement. As a result, and in the aggregate, 4,198,500 Iso common shares at a price of $1.00 per share and 1,818,200 flow-through common shares at a price of $1.10 per share for aggregate gross proceeds of $6,198,520 were raised.

Financial

As an exploration stage company, the Company does not have revenues and historically has recurring operating losses. As at June 30, 2016, the Company had cash and cash equivalents of $101,436,773 (December 31, 2015: $34,303,982; June 30, 2015: $28,561,636), an accumulated deficit of $26,213,554 (December 31, 2015: $17,398,941; June 30, 2015: $14,801,487) and working capital of $94,094,129 (December 31, 2015: $33,814,193; June 30, 2015: $26,319,398), which is sufficient to carry out committed exploration activities and corporate and administrative costs for the next two years.

The Interim Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on the Debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the Debentures). Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled “Risk Factors” in the Company’s AIF.

Finally, as previously stated on June 10, 2016 the Company completed a private placement of US$60 million in aggregate principal amount of Debentures to CEF. At maturity the US$60 million principal amount of the Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay. In addition, unless the Company commences generating revenue prior to the maturity date of the Debentures (or sooner in the event of redemption in accordance with the terms of the Debentures), the Company will have to raise funds to repay the principal amount of the Debentures and there can be no assurance that the Company will be able to raise sufficient funds when required, at all, or on reasonable terms.

NEXGEN ENERGY LTD.

For the three and six months ended June 30, 2016

SELECTED FINANCIAL INFORMATION

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen’s audited Annual Financial Statements and unaudited interim financial statements for the three and six months ended June 30, 2015.

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Operating expenses
Salaries, benefits and directors’ fees	$796,052	$189,926	$1,431,474	$414,684
Office and administrative	417,000	115,510	638,599	241,544
Professional fees	116,667	97,299	277,098	311,210
Travel	154,686	224,491	323,292	336,635
Depreciation	147,812	54,192	220,440	104,125
Share-based payments	3,021,343	654,677	3,435,468	906,889
Finance income	(66,510)	(25,859)	(142,647)	(63,593)
Interest expense	322,175	—	322,175	—
Mark to market gain on convertible debentures	(65,885)	—	(65,885)	—
Convertible debenture issuance costs	4,052,398	—	4,052,398	—
Foreign exchange loss (gain)	(1,069,277)	(1,044)	(1,072,919)	10,513
Income on reduction of flow-through premium liability	—	(73,018)	—	(212,144)

Loss and comprehensive loss for the period	$(7,826,461)	$(1,236,174)	$(9,419,493)	$(2,049,863)

Loss and comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.	$(7,806,271)	$(1,236,174)	$(9,399,303)	$(2,049,863)
Non-controlling interests in IsoEnergy Ltd.	(20,190)	—	(20,190)	—

Loss and comprehensive loss for the period	$(7,826,461)	$(1,236,174)	$(9,419,493)	$(2,049,863)

Loss per common share attributable to the Company’s common shareholders - basic and diluted	$(0.03)	$(0.01)	$(0.03)	$(0.01)

Weighted average number of common shares outstanding - basic and diluted	302,211,994	209,201,806	296,272,729	209,323,762

	June 30, 2016	December 31, 2015	June 30, 2015

Exploration and evaluation assets	$88,049,389	$65,136,513	$52,694,428
Total assets	$192,889,905	$101,155,424	$82,703,366
Total current liabilities	$8,236,779	$999,787	$2,751,462
Total non-current liabilities	$74,191,289	$—	$—
Distributions or cash dividends declared per share	$—	$—	$—

June 30, 2016 vs December 31, 2015

NexGen had cash and cash equivalents totaling $101,436,773 as at June 30, 2016 compared to $34,303,982 at December 31, 2015. This increase in cash was due to $87,943,171 of cash received from the issuance of the Debentures and common shares and the exercise of options and warrants, offset by $1,413,074 of cash used in operating activities and $19,397,306 of cash used in investing activities.

Exploration and evaluation assets increased from $65,136,513 at December 31, 2015 to $88,049,389 at June 30, 2016 due to an increase in expenditures made on exploration and evaluation assets.

NEXGEN ENERGY LTD.

For the three and six months ended June 30, 2016

Current liabilities increased from $999,787 at December 31, 2015 to $8,236,779 at June 30, 2016. The majority of this increase related to the timing of payments for financing costs related to the Debentures and exploration and evaluation asset expenditures.

Three Months Ended June 30, 2016 vs Three Months Ended June 30, 2015

In the three months ended June 30, 2016, NexGen incurred a net loss of $7,826,461 or $0.03 per common share, compared to a net loss of $1,236,174 or $0.01 per common share for the three months ended June 30, 2015.

Salaries, benefits and directors’ fees increased from $189,926 in the three months ended June 30, 2015 to $796,052 in the three months ended June 30, 2016 mainly due to an increase in staff complement, special bonuses and ordinary annual salary increases.

Office and administrative costs increased from $115,510 in the three months ended June 30, 2015 to $417,000 in the three months ended June 30, 2016. This was mainly due to an increase in rent for the Company’s head office and increased filing and regulatory fees.

Professional fees increased from $97,299 in the three months ended June 30, 2015 to $116,667 in the three months ended June 30, 2016, due to legal fees relating to increased staff complement and regulatory requirements.

Travel expenses decreased from $224,491 in the three months ended June 30, 2015 to $154,686 in the three months ended June 30, 2016 mainly due to less investor relations related travel.

Depreciation increased from $54,192 in the three months ended June 30, 2015 to $147,812 in the three months ended June 30, 2016 due to an increase in the amortization of equipment.

Share-based payments charged to the statement of loss and comprehensive loss increased from $654,677 in the three months ended June 30, 2015 to $3,021,343 in the three months ended June 30, 2016. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. The increase in share-based compensation expense is a direct result of the various option grants to existing directors and employees during the three months ended June 30, 2016. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the three months ended June 30, 2016, 6,100,000 stock options were granted with a weighted average fair value per option of $1.80. This factor contributed significantly to the increase in share-based payments charged in the three months ended June 30, 2016.

Finance income increased from $25,859 in the three months ended June 30, 2015 to $66,510 in the three months ended June 30, 2016 due to an increase in interest earned on cash and cash equivalent balances.

Interest expense increased from $nil in the three months ended June 30, 2015 to $322,175 in the three months ended June 30, 2016. This is interest accrued to June 30, 2016 on the Debentures which bear interest at a rate of 7.5% per annum, payable semi-annually.

The Company incurred a mark to market gain on convertible debentures of $65,885 during the three months ended June 30, 2016 as compared to $nil in the three months ended June 30, 2015. This mark to market gain represents the fair value re-measurement of the Debentures at each report date, with any changes in the fair value recognized in the loss and comprehensive loss for the period.

The Company incurred a foreign exchange gain of $1,044 in the three months ended June 30, 2015 compared to a gain of $1,069,277 in the three months ended June 30, 2016. These amounts are derived from foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and

NEXGEN ENERGY LTD.

For the three and six months ended June 30, 2016

payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on Australian and US dollar cash and accounts payable balances held on June 30, 2016 translated into Canadian dollars.

Income on reduction of flow-through premium liability was $73,018 in the three months ended June 30, 2015 and $nil in the three months ended June 30, 2016. The amount for the three months ended June 30, 2015 relates to premiums taken into income as qualifying exploration expenditures were made. As of June 30, 2016, the Company has fulfilled its obligation of spending the required eligible exploration expenditures and as such the liability has been reduced to $nil.

Six Months Ended June 30, 2016 vs Six Months Ended June 30, 2015

In the six months ended June 30, 2016, NexGen incurred a net loss of $9,419,493 or $0.03 per common share, compared to a net loss of $2,049,863 or $0.01 per common share for the six months ended June 30, 2015.

Salaries, benefits and directors’ fees increased from $414,684 in the six months ended June 30, 2015 to $1,431,474 in the six months ended June 30, 2016 mainly due to an increase in staff complement, special bonuses and ordinary annual salary increases.

Office and administrative costs increased from $241,544 in the six months ended June 30, 2015 to $638,599 in the six months ended June 30, 2016. This was mainly due to increased filing and regulatory fees, increased rent for the Company’s head office and Saskatchewan provincial sales taxes paid in the six months ended June 30, 2016.

Professional fees decreased from $311,210 in the six months ended June 30, 2015 to $277,098 in the six months ended June 30, 2016 mainly due to lower legal fees pertaining to regulatory matters.

Travel expenses decreased from $336,635 in the six months ended June 30, 2015 to $323,292 in the six months ended June 30, 2016 mainly due to less investor relations related travel.

Depreciation increased from $104,125 in the six months ended June 30, 2015 to $220,440 in the six months ended June 30, 2016 due to an increase in the amortization of equipment.

Share-based payments charged to the statement of loss and comprehensive loss increased from $906,889 in the six months ended June 30, 2015 to $3,435,468 in the six months ended June 30, 2016. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. The increase in share-based compensation expense is a direct result of the various option grants to existing directors and employees during the three months ended June 30, 2016. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the six months ended June 30, 2016, 6,100,000 stock options were granted with a weighted average fair value per option of $1.80. This factor contributed significantly to the increase in share-based payments charged in the six months ended June 30, 2016.

Finance income increased from $63,593 in the six months ended June 30, 2015 to $142,647 in the six months ended June 30, 2016 due to an increase in interest earned on cash and cash equivalent balances.

Interest expense increased from $nil in the six months ended June 30, 2015 to $322,175 in the six months ended June 30, 2016. This is interest accrued to June 30, 2016 on the Debentures which bear interest at a rate of 7.5% per annum, payable semi-annually.

The Company incurred a mark to market gain on convertible debentures of $65,885 during the six months ended June 30, 2016 as compared to $nil in the six months ended June 30, 2015. This mark to market gain represents the fair value re-measurement of the Debenture at each report date, with any changes in the fair value recognized in the loss and comprehensive loss for the period.

NEXGEN ENERGY LTD.

For the three and six months ended June 30, 2016

The Company incurred a foreign exchange loss of $10,513 in the six months ended June 30, 2015 compared to a gain of $1,072,919 in the six months ended June 30, 2016. These amounts are derived from foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on Australian and US dollar cash and accounts payable balances held on June 30, 2016 translated into Canadian dollars.

Income on reduction of flow-through premium liability was $212,144 in the six months ended June 30, 2015 and $nil in the six months ended June 30, 2016. The amount for the six months ended June 30, 2015 relates to premiums taken into income as qualifying exploration expenditures were made. As of June 30, 2016, the Company has fulfilled its obligation of spending the required eligible exploration expenditures and as such the liability has been reduced to $nil.

DISCUSSION OF OPERATIONS

The Rook 1 Project

To June 30, 2016, the Company has drilled 270 holes and 6 partial holes on the Rook 1 Project for a total of 130,704 metres and expended approximately $54.8 million on exploration at the Rook 1 Project (including related camp costs).

The Company plans to continue exploring the Rook 1 Project. Its immediate and near term plan for the Rook 1 Project is to continue its 35,000 metre 2016 summer drill program, update its recent mineral resource estimate and commence preliminary development activities. Based on the results thereof, the Company will consider proceeding with a preliminary economic assessment or similar study on the Rook 1 Project.

As stated above, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations (including servicing the interest payments due on the Debentures and repaying the principal amount thereof when due). Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration results, any mineral resource estimate and the other factors described below under “Risk Factors”.

SUMMARY OF QUARTERLY RESULTS

The following financial information is derived from the Company’s financial statements, prepared in accordance with IFRS applicable to interim financial reporting including IAS 34 and presented in Canadian dollars. It should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for each of the past eight quarters, as well as the Annual Financial Statements.

(Expressed in Canadian dolars)	2016 Jun 30	2016 Mar 31	2015 Dec 31	2015 Sep 30	2015 Jun 30	2015 Mar 31	2014 Dec 31	2014 Sep 30

Finance income	$66,510	$76,137	$103,368	$26,383	$25,859	$37,734	$30,681	$28,567

Loss for the period	$7,826,461	$1,593,033	$1,729,410	$868,043	$1,236,174	$813,689	$6,231,450	$727,480

Loss for the period attributable to common shareholders	$7,806,271	$1,593,033	$1,729,410	$868,043	$1,236,174	$813,689	$6,231,450	$727,480

Loss per common share attributable to common shareholders - basic and fully diluted	$0.03	$0.01	$0.01	$0.00	$0.01	$0.00	$0.04	$0.01

NEXGEN ENERGY LTD.

For the three and six months ended June 30, 2016

NexGen does not derive any revenue from its operations except for minimal interest income from its cash and cash equivalent balances. Its primary focus is the acquisition, exploration and evaluation of resource properties.

Interest revenue recorded as finance income has fluctuated depending on cash and cash equivalent balances available to generate interest and the earned rate of interest.

The loss per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration activities.

LIQUIDITY AND CAPITAL RESOURCES

NexGen has no revenue-producing operations, earns only minimal interest income on cash and cash equivalents, and historically has recurring operating losses. As at June 30, 2016, the Company had an accumulated deficit of $26,213,554.

As at the date of this MD&A, the Company has approximately $92.0 million in cash and cash equivalents and approximately $0.9 million in current liabilities. The Company’s working capital balance as at the date of this MD&A is approximately $89.4 million.

During the three months ended June 30, 2016, the Company completed the Financing raising gross proceeds of US$60 million or CAD$76.4 million.

The Financing positions the Company to continue its planned exploration activities at the Rook 1 Project, including in particular its planned 2016 summer drill program and planned pre-development activities and assessments, while maintaining current corporate capacity (including servicing the interest payments on the Debentures), which includes wages, consulting fees, professional fees, costs associated with the Company’s head office in Vancouver and fees and expenditures required to maintain all of its tenements for approximately the ensuing 24 months.

The Company does not have any commitments for capital expenditures. However, pursuant to the option agreement between the Company’s subsidiary, Iso, and Michael Lederhouse, Tim Young and Matthew Mason dated December 5, 2011 (as amended June 5, 2012, November 23, 2012, April 12, 2013, June 25, 2013 and June 28, 2013 and February 15, 2014), in order to maintain its option to acquire a 70% interest in the Radio option agreement, Iso must incur $10 million of expenditures thereon by May 31, 2017. To date, no such expenditures have been incurred.

On an ongoing basis, and particularly in light of current market conditions for mineral exploration, management evaluates and adjusts its planned level of activities, including planned, exploration and committed administrative costs, to maintain adequate levels of working capital.

As previously stated, the Company is dependent on external financing, including equity issuances and debt financing, to fund its activities. Management will determine whether to accept any offer to finance weighing such things as the financing terms, the results of exploration at the Rook 1 Project, the Company’s share price at the time and current market conditions, among others. Circumstances that could impair the Company’s ability to raise additional funds include general economic conditions, the price of uranium and the other factors set forth below under “Risk Factors” in the Company’s AIF and above under “Industry and Economic Factors that May Affect the Business”.

The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is held almost entirely in cash and cash equivalents, significantly reducing any liquidity risk of financial instruments held by NexGen.

NEXGEN ENERGY LTD.

For the three and six months ended June 30, 2016

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at June 30, 2016 or as at the date hereof.

TRANSACTIONS WITH RELATED PARTIES

The only transactions between the Company and related parties are transactions between the Company and its key management personnel.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

The aggregate remuneration attributed to key management personnel can be summarized as follows:

	For the six months ended
	June 30, 2016	June 30, 2015
Short-term compensation(1)	$1,459,157	$428,500
Share-based payments (stock options)(2)	$3,455,861	$918,235

	$4,915,018	$1,346,735

Notes:

(1)	Short-term compensation to key management personnel for the current period amounted to $1,459,157 (2015 - $428,500), of which $1,108,286 (2015 - $338,500) was expensed and included in salaries, benefits and directors’ fees on the Company’s statement of loss and comprehensive loss. The remaining $350,871 (2015 - $90,000) was capitalized to exploration and evaluation assets.
(2)	Share-based payments to key management personnel for the current period amounted to $3,455,861 (2015 - $918,235) of which $3,149,042 (2015 - $739,878) was expensed and $306,819 (2015 - $178,357) was capitalized to exploration and evaluation assets.

As at June 30, 2016, $10,000 owing to an executive (December 31, 2015 - $10,000) was included in accounts payable and accrued liabilities for accrued expense reimbursements.

On October 15, 2015, two corporate officers of the Company were appointed on the Board of Directors of Lancaster Capital Corp. (“Lancaster”) (formerly Long Harbour Exploration Corp). On February 26, 2016, the Company issued 49,861 common shares to Lancaster on the exercise of its option to acquire the remaining 25% interest in mineral claims held by Lancaster. For further information, see Note 5 to the Interim Financial Statements.

OUTSTANDING SHARE DATA

The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares. As at August 11, 2016, there were 303,702,506 common shares, 32,249,446 stock options and 5,714,286 common share purchase warrants and no preferred shares issued and outstanding.

Set forth below are details regarding the outstanding stock options and common share purchase warrants.

Number of Options	Number Exercisable	Exercise Price	Expiry Date

50,000	50,000	$0.400	June 7, 2017
350,000	350,000	$0.400	June 7, 2017
200,000	200,000	$0.460	June 7, 2017
300,000	300,000	$0.500	June 7, 2017
250,000	250,000	$0.640	June 7, 2017
331,360	331,360	$0.240	August 29, 2017
3,800,000	3,800,000	$0.400	January 31, 2018
50,000	50,000	$0.425	April 22, 2018
1,918,086	1,918,086	$0.400	July 30, 2018
250,000	250,000	$0.300	December 19, 2018
2,975,000	2,975,000	$0.400	May 23, 2019
100,000	100,000	$0.400	May 23, 2019
750,000	750,000	$0.400	June 2, 2019
4,750,000	3,166,667	$0.460	December 24, 2019
4,500,000	3,000,000	$0.500	May 27, 2020
750,000	250,000	$0.620	September 21, 2020
4,825,000	1,608,333	$0.640	December 16, 2020
250,000	83,333	$2.690	June 8, 2021
5,850,000	1,950,000	$2.650	June 23, 2021

32,249,446	21,382,779

NEXGEN ENERGY LTD.

For the three and six months ended June 30, 2016

Number of Warrants	Exercise Price	Expiry Date

5,714,286	$0.500	May 31, 2017

PROPOSED TRANSACTIONS

As is typical in the mineral exploration and development industry, the Company continually reviews potential merger, acquisition and investment transactions and opportunities that could enhance shareholder value. At present however, there is no proposed business acquisition or disposition before the Board for consideration.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The information about significant areas of estimation uncertainty considered by management in preparing the financial statements is as follows:

(i) Impairment

At the end of each financial reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates about the future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets properties.

(ii) Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of warrants. The Black-Scholes model involves six key inputs to determine fair value of an option or warrant: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility.

NEXGEN ENERGY LTD.

For the three and six months ended June 30, 2016

Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense.

(iii) Fair value of financial instruments

The Company measures its financial instruments at fair value. Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including a convertible note valuation model for its convertible debentures. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

CHANGES IN ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 4 to the Audited Financial Statements and have been consistently followed in the preparation of the Interim Financial Statements.

New significant accounting policies:

The Company incorporated four new wholly owned subsidiary companies in Canada during the three months ended March 31, 2016. During the three months ended June 30, 2016, the Company transferred certain exploration and evaluation assets to three of its wholly owned subsidiaries. Subsequent to the transfer, Iso completed a non-brokered and brokered private placement of common shares where it issued shares to third parties, thereby resulting in the recognition of non-controlling interests. The financial results of the subsidiaries are included in these consolidated financial statements from the date of incorporation. Intercompany balances and transactions are eliminated on consolidation.

The Company recognized a deferred lease inducement liability during the three months ended March 31, 2016. This liability is amortized as a reduction of rent expense on a straight-line basis over the term of the lease.

All financial instruments are required to be measured at fair value on initial recognition and re-measured in subsequent periods depending on whether the financial instrument is classified as fair value through profit or loss (“FVTPL”), available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Financial instruments classified as FVTPL are measured at fair value with gains and losses recognized in the statement of loss and comprehensive loss. Transaction costs in respect of financial assets and liabilities which are measured at FVTPL are also recognized in the statement of loss and comprehensive loss as they are incurred. During the three months ended June 30, 2016, the Company classified the newly issued

7.5% Debentures as FVTPL.

Future accounting pronouncements:

IFRS 9 is a new standard that replaced IAS 39 for classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 16 is a new standard that will replace IAS 17 for the accounting and measurement of leases with a term of more than 12 months, effective for annual periods beginning on or after January 1, 2019. The Company does not expect the standard to have a material impact on its financial statements.

IFRS 2 is an amended standard to clarify how to account for certain types of share-based payment transactions, effective for annual periods beginning on or after January 1, 2018. The amendments impose requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The extent of the impact of adoption of the amended standard has not yet been determined.

NEXGEN ENERGY LTD.

For the three and six months ended June 30, 2016

Capital Management

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the six-month period ended June 30, 2016.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and convertible debentures. The risks associated with these financial instruments are discussed below.

The fair values of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or prompt liquidation ability. The Company’s cash and cash equivalents are classified as loans and receivables and are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.

The fair value of the Company’s convertible debentures is re-measured at its fair value at each reporting date with any change in fair value recognized in profit or loss.

Financial instrument risk exposure

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents and amounts receivable. The Company holds cash and cash equivalents with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents on hand is held at one financial institution. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

(b) Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected

NEXGEN ENERGY LTD.

For the three and six months ended June 30, 2016

cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2016, NexGen had a cash and cash equivalents balance of $101,436,773 to settle current liabilities of $8,236,779.

(c) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i) Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash and cash equivalents balance as of June 30, 2016. The Company manages interest rate risk by maintaining an investment policy for short-term investments included in cash equivalents. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Debentures, in a principal amount of US$60 million, carry a fixed interest rate of 7.5%.

(ii) Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include Australian and US dollar denominated cash and Australian and US dollar accounts payable and accrued liabilities. The Company maintains an Australian dollar bank account in Australia and Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Debentures. At maturity the US$60 million principal amount of the Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

(iii) Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the price of uranium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

As at June 30, 2016, the Company’s Australian dollar net financial assets were AUD $5,865 and its US dollar net financial assets were USD $238,614. Thus a 10% change in the Canadian dollar versus the Australian and US dollar exchange rates would give rise to a $30,464 change in loss and comprehensive loss.

NEXGEN ENERGY LTD.

For the three and six months ended June 30, 2016

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s AIF and above under “Industry and Economic Factors that May Affect the Business”. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Additional disclosure concerning NexGen’s general and administrative expenses and exploration and evaluation expenses is provided in the Company’s statement of loss and comprehensive loss contained in its annual financial statements for the year ended December 31, 2015 and 2014, which are all available on NexGen’s website or on its profile at www.sedar.com.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration activities, the future interpretation of geological information, the anticipated timing of an updated mineral resource estimate, the cost and results of exploration activities, future financings, the future price of uranium and requirements for additional capital. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation

NEXGEN ENERGY LTD.

For the three and six months ended June 30, 2016

issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the AIF under “Risk Factors”.

Although NexGen has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information or statements. The forward-looking information and statements contained in this AIF are made as of the date of this AIF and, accordingly, are subject to change after such date. NexGen does not undertake to update or reissue forward looking information as a result of new information or events except as required by applicable securities laws.

APPROVAL

The Audit Committee and the Board of NexGen have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile SEDAR website at www.sedar.com or by contacting the Corporate Manager, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.